[CEVA Letterhead]

May 24, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Brian R. Cascio
     Jeanne Bennett

Re:	CEVA, Inc. Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal quarter ended March 31, 2005

Ladies and Gentlemen:

On behalf of CEVA, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated May 12, 2005, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended March 31, 2005.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the fiscal year ended December 31, 2004 and Amendments 1 and 2

Reports of Independent Registered Public Accounting Firm -Pages F-2 and F-3

1.
We note that in 2003 you changed auditors from Kost Forer Gabbay & Kassierer - Tel-Aviv, Israel, a member of Ernst & Young Global, to Ernst & Young - Dublin, Ireland. Please file the required Form 8-K to report this change, and provide the disclosures required by Item 304 of Regulation S-K.

In response to the Staff’s comment, the Company supplementally advises the Staff that both Kost Forer Gabbay & Kassierer (“Israeli Auditors”) and Ernst & Young—Dublin, Ireland (“Irish Auditors”) are members of Ernst & Young Global.  Following the merger of the Company with Parthus Technologies, plc in November 2002, in which the Company was the surviving corporation, the majority of the Company’s finance function was located in Dublin and it was determined to have responsibility for the audit centralized in Dublin, Ireland as soon as was feasible, which was when the audit for fiscal year 2002 was completed and the 10-K for the year ended December 31, 2002 was filed.  In early 2003, responsibility for the audit was transferred to the Dublin office of the Irish Auditors from the Israeli Auditors.  There was no change in the designated “filing reviewer,” required to be appointed under the AICPA SEC Practice Section rules, in the US firm of Ernst & Young LLP responsible for the Company.  The definition of “accounting firm” in Reg. Sec. 210.2-01(f)(2) of Regulation S-X includes “...all of the organization’s departments, divisions, parents, subsidiaries, and associated entities, including those located outside of the United States.”  We respectfully note that under this definition there was no change in the accounting firm responsible for our audit as both the Israeli Auditors and Irish Auditors are associated entities of Ernst & Young LLP.  Because Registrant understood that both the Irish Auditors and Israeli Auditors were part of the same accounting firm, it did not “dismiss” its auditors and its auditors did not  “resign” within the intendment of Item 4.01 of Form 8-K.  We also understand that on other occasions responsibility for an audit by Ernst & Young Global has been changed from one member to another without the Staff concluding that a change in auditors has occurred for purposes of Section 304.  While we recognize that you are not bound by prior practice, to conclude that the Israeli Auditors and the Irish Auditors are not part of the same firm would raise issues not contemplated by the Staff’s comment.  For example, if they are not part of the same accounting firm, then the prohibitions in Section 10A(g) of the Securities Exchange Act of 1934 would not apply to services provided to an issuer by the Israeli Auditors if the audit is performed by the Irish Auditors.  We respectfully submit that such a result would not be consistent with views expressed by the Staff in other contexts.  As a result, given the foregoing, the Company respectfully believes that the described transfer would not constitute a “change” in auditors for purposes of Section 304 and would not require the filing of a Form 8-K.

Form 10-Q for 3/31/05

Item 4 Controls and Procedures - Page 26

2.
It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective as defined by Rule 13a-15(e) of the Exchange Act. In future filings, please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

We supplementally advise the Staff that the Company respectfully believes that the referenced item does include the required conclusion by the Company’s chief executive officer and chief financial officer. The Company supplementally advises the Staff that the Company will revise its disclosure in future filings to ensure that such conclusion is sufficiently clear in response to the Staff’s comment.

3.
We note the disclosures here are the same as in Item 9A of your Form 10-K as amended. Please explain to us supplementally, and disclose in future filings, what new steps have been taken since your most recent 10-K amendment and specifically when all steps will be completed.

We supplementally advise the Staff that the referenced disclosure differed from Item 9A of our Form 10-K in that we specifically stated which items had been completed during the period covered by the 10-Q:

“During the first quarter of 2005 we took the following steps as part of these remediation efforts:

•  set up procedures to ensure that a comprehensive review of all past and future agreements is undertaken when we are entering into a new revenue generating agreement with a customer where we have an existing relationship with this party such as an existing customer, supplier or service provider relationship;

•  and retained a third party accounting firm to consult on complicated technical accounting issues.

We are in the process of scheduling training and updates for our accounting and finance personnel on revenue recognition policies.”

We supplementally advise the Staff that in future filings we will specify when all steps will be completed and further supplementally advise the Staff that we expect to complete these remediation efforts by the end of the second fiscal quarter.

Please direct your questions or comments regarding the Company’s responses to the undersigned at 408-514-2941 or to Bret M. DiMarco of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 650-320-4638. Thank you for your assistance.

Sincerely, CEVA, Inc. /s/ Yaniv Arieli Yaniv Arieli Chief Financial Officer
Cc: David J. Segre, Esq.
Bret M. DiMarco, Esq.